UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13E-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

SciPlay Corporation

(Name of the Issuer)

SciPlay Corporation

Light & Wonder, Inc.

LNW Social Holding Company I, LLC

LNW Social Holding Company II, LLC

Light and Wonder International, Inc.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

809087109

(CUSIP Number of Class of Securities)

Joshua J. Wilson SciPlay Corporation 6601 Bermuda Road Las Vegas, Nevada 89119 (702) 897-7150

Matthew R. Wilson

Light & Wonder, Inc.

LNW Social Holding Company I, LLC

LNW Social Holding Company II, LLC

Light and Wonder International, Inc.

6601 Bermuda Road

Las Vegas, Nevada 89119

(702) 897-7150

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Audra D. Cohen Melissa Sawyer Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004	Robert I. Townsend, III Jin-Kyu Baek Cravath, Swaine & Moore LLP 825 8th Avenue New York, NY 10019

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 2 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3 (as originally filed on September 11, 2023 and subsequently amended by Amendment No. 1 filed on October 3, 2023, and as amended hereby, together with all exhibits thereto and hereto, the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) SciPlay Corporation, a Nevada corporation (the “Company”), the issuer of the shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), and Class B common stock, par value $0.001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), that are the subject of the Rule 13e-3 transaction; (b) Light & Wonder, Inc., a Nevada corporation (“Parent”); (c) LNW Social Holding Company I, LLC, a Nevada limited liability company (the “Principal Stockholder”); (d) LNW Social Holding Company II, LLC, a Nevada limited liability company; and (e) Light and Wonder International, Inc., a Delaware corporation. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of August 8, 2023 (as amended or otherwise modified in accordance with its terms, the “Merger Agreement”), by and among Parent, Bern Merger Sub, Inc., a Nevada corporation (“Merger Sub”), and the Company. Pursuant to the Merger Agreement, on October 23, 2023, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

On October 3, 2023, the Company filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger, and the accompanying Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. Capitalized terms used but not defined in this Final Amendment have the meanings ascribed to such terms in the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information contained in this Final Amendment, including the Transaction Statement incorporated herein by reference, concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

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ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. Item 5(a) is hereby amended and supplemented by adding the following language:

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”), which is incorporated by reference herein as Exhibit (a)(2). Items 1.01 and 1.02 of the Form 8-K are hereby incorporated by reference into this Item 5(a).

(e) Agreements Involving the Subject Company’s Securities. Item 5(e) is hereby amended and supplemented by adding the following language:

Item 1.02 of the Form 8-K is hereby incorporated by reference into this Item 5(e).

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information.

Item 15(c) is hereby amended and supplemented by adding the following language:

On August 8, 2023, following the execution of the Merger Agreement, Parent caused the Principal Stockholder, which on such date beneficially owned all of the issued and outstanding shares of Class B Common Stock, representing a majority of the outstanding voting power of the issued and outstanding shares of Common Stock, to execute and deliver to the Company an irrevocable written consent approving the Merger Agreement, the Merger and the other Transactions (the “Written Consent”). As part of the Written Consent, the Principal Stockholder, which on the date of delivery thereof beneficially owned all of the issued and outstanding Common Units not owned by the Company, waived any entitlement it had as a holder of Common Units to receive the Merger Consideration that is payable under the Merger Agreement with respect to each Common Unit that it held immediately prior to the Effective Time (as defined below). Pursuant to the Merger Agreement, the Company also waived any entitlement it had as a holder of Common Units to receive the Merger Consideration that is payable under the Merger Agreement with respect to each Common Unit that it held immediately prior to the Effective Time.

On October 20, 2023, the Company and Merger Sub filed the articles of merger with respect to the Merger with the Secretary of State of the State of Nevada (the “Articles of Merger”), pursuant to which the Merger became effective at 12:01 a.m. Eastern Time on October 23, 2023 (such time, the “Effective Time”). As a result of the Merger, the Company became a subsidiary of Parent. At the Effective Time, pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement and in accordance with the laws of the State of Nevada, each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Class A Common Stock held by the Company as treasury stock immediately prior to the Effective Time, (ii) shares of Class B Common Stock issued and outstanding immediately prior to the Effective Time and (iii) Class A Common Stock held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent as of immediately prior to the Effective Time not held on behalf of third parties) was converted into the right to receive $22.95 in cash, without interest (the “Merger Consideration”). Each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time remained in existence following the Effective Time as a share of Class B common stock, par value $0.001 per share, of the Surviving Corporation. Additionally, at the Effective Time, (a) each outstanding Director RSU was canceled, with the holder thereof being entitled to receive, in respect of such cancelation, without interest, an amount in cash equal to (i) the number of shares of Class A Common Stock subject to such Director RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration, less applicable taxes required to be withheld with respect to such payment, (b) each outstanding Company RSU was converted into a restricted stock unit award with respect to a number of shares of Parent Common Stock equal to (i) the number of shares of Class A Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio, and rounding the resulting number up to the nearest whole number of shares, and otherwise on the same terms and conditions as applied to such Company RSU as of immediately prior to the Effective Time (including with respect to vesting and timing of payment), (c) each outstanding Company PSU was converted into a performance restricted stock unit award with respect to a target number of shares of Parent Common Stock equal to (i) the target number of shares of Class A Common Stock subject to such Company PSU immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio, and rounding the resulting number up to the nearest whole number of shares, and otherwise generally on the same terms and conditions as applied to such Company PSU as of immediately prior to the Effective Time (including with respect to vesting and timing of payment, including performance-based vesting conditions) and (d) the Company ESPP was terminated.

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In connection with the consummation of the Merger, the Company requested that the Nasdaq Global Select Market (“Nasdaq”) halt trading of the shares of Class A Common Stock on Nasdaq effective as of 8:00 p.m. Eastern Time on October 20, 2023. On October 23, 2023, prior to the opening of trading, the Company notified Nasdaq that the Merger had been completed and that the Articles of Merger had been filed, and as a result Nasdaq will permanently suspend trading of the shares of Class A Common Stock on Nasdaq on October 23, 2023. The Company also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all shares of Class A Common Stock from Nasdaq and deregistration of such shares under Section 12(b) of the Exchange Act. As a result, shares of Class A Common Stock will no longer be listed on Nasdaq. In addition, the Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act with respect to all shares of Class A Common Stock.

On October 23, 2023, Parent issued a press release announcing the completion of the Merger. A copy of the press release is attached as Exhibit 99.1 to Parent’s Current Report on Form 8-K filed on October 23, 2023 and is incorporated by reference herein as Exhibit (a)(4).

Items 1.01 and 1.02 of the Form 8-K are hereby incorporated by reference into this Item 15(c).

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)*	Definitive Information Statement of SciPlay Corporation, filed on October 3, 2023, incorporated herein by reference to the Information Statement.

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(a)(2)	SciPlay Corporation’s Current Report on Form 8-K, filed on October 23, 2023, incorporated herein by reference.

(a)(3)	Light & Wonder, Inc.’s Current Report on Form 8-K, filed on October 23, 2023, incorporated herein by reference.

(a)(4)	Press Release of Light & Wonder, Inc., dated October 23, 2023, incorporated herein by reference to Exhibit 99.1 to Light & Wonder, Inc.’s Current Report on Form 8-K filed on October 23, 2023.

(c)(1)*	Opinion of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of SciPlay Corporation, dated August 8, 2023, incorporated herein by reference to Annex B to the Information Statement.

(c)(2)*	Opinion of Macquarie Capital (USA) Inc. to the Board of Directors of Light & Wonder, Inc., dated August 7, 2023, incorporated herein by reference to Annex C to the Information Statement.

(c)(3)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated June 12, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(4)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated July 12, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(5)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated July 19, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(6)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated July 26, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(7)*	Discussion materials prepared by Lazard Frères & Co. LLC, dated August 7, 2023, for the Special Committee of the Board of Directors of SciPlay Corporation.

(c)(8)*	Discussion materials prepared by Macquarie Capital (USA) Inc., dated May 17, 2023, for the Board of Directors of Light & Wonder, Inc.

(c)(9)*	Discussion materials prepared by Macquarie Capital (USA) Inc., dated August 3, 2023, for the Board of Directors of Light & Wonder, Inc.

(c)(10)*	Discussion materials prepared by Macquarie Capital (USA) Inc., dated August 7, 2023, for the Board of Directors of Light & Wonder, Inc.

(d)(1)*	Agreement and Plan of Merger, dated as of August 8, 2023, by and among Light & Wonder, Inc., Bern Merger Sub, Inc. and SciPlay Corporation, incorporated herein by reference to Annex A to the Information Statement.

(d)(2)	Amended and Restated Operating Agreement of SciPlay Parent Company, LLC, dated May 2, 2019, by and among SciPlay Parent Company, LLC, SciPlay Corporation and its Members (as defined therein), incorporated herein by reference to Exhibit 10.1 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(3)	Registration Rights Agreement, dated as of May 7, 2019, by and among SciPlay Corporation, SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC) and such other persons from time to time party thereto, incorporated herein by reference to Exhibit 10.3 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

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(d)(4)	Tax Receivable Agreement, dated as of May 7, 2019, by and among SciPlay Corporation, SciPlay Parent Company, LLC and each of the Members (as defined therein) from time to time party thereto, incorporated herein by reference to Exhibit 10.2 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(5)	Waiver by SciPlay Corporation, dated as of October 23, 2023, in respect of that certain Tax Receivable Agreement, dated as of May 7, 2019, by and among SciPlay Corporation, SciPlay Parent Company, LLC and LNW Social Holding Company I, LLC, as successor in interest to SG Social Holding Company I, LLC and SG Social Holding Company, LLC, incorporated herein by reference to Exhibit 10.1 to SciPlay Corporation’s Current Report on Form 8-K filed on October 23, 2023.

(d)(6)	Waiver by SciPlay Parent Company, LLC, dated as of October 23, 2023, in respect of that certain Tax Receivable Agreement, dated as of May 7, 2019, by and among SciPlay Corporation, SciPlay Parent Company, LLC and LNW Social Holding Company I, LLC, as successor in interest to SG Social Holding Company I, LLC and SG Social Holding Company, LLC, incorporated herein by reference to Exhibit 10.2 to SciPlay Corporation’s Current Report on Form 8-K filed on October 23, 2023.

(d)(7)	Waiver by LNW Social Holding Company I, LLC, dated as of October 23, 2023, in respect of that certain Tax Receivable Agreement, dated as of May 7, 2019, by and among SciPlay Corporation, SciPlay Parent Company, LLC and LNW Social Holding Company I, LLC, as successor in interest to SG Social Holding Company I, LLC and SG Social Holding Company, LLC, incorporated herein by reference to Exhibit 10.3 to SciPlay Corporation’s Current Report on Form 8-K filed on October 23, 2023.

(d)(8)	License Agreement, dated as of May 7, 2019, by and between Bally Gaming, Inc. (as predecessor to LNW Gaming, Inc.) and SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC), incorporated herein by reference to Exhibit 10.4 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(9)	Assignment Agreement, dated as of May 7, 2019, by and between SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC) and SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC), incorporated herein by reference to Exhibit 10.5 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(10)	First Amendment to IP License Agreement, dated as of May 6, 2022, by and between SciPlay Games, LLC and SG Gaming, Inc. (as predecessor to LNW Gaming, Inc.), incorporated herein by reference to Exhibit 10.1 to SciPlay Corporation’s Current Report on Form 8-K filed on May 10, 2022.

(d)(11)	Services Agreement, dated as of May 7, 2019, by and among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Scientific Games International, Inc. (as predecessor to Light and Wonder International, Inc.), Bally Gaming, Inc. (as predecessor to LNW Gaming, Inc.) and SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC), incorporated herein by reference to Exhibit 10.6 to SciPlay Corporation’s Current Report on Form 8-K filed on May 8, 2019.

(d)(12)	Omnibus Termination Agreement, dated as of October 23, 2023, by and among Light & Wonder, Inc., SciPlay Corporation and certain affiliates of each of Light & Wonder, Inc. and SciPlay Corporation, incorporated herein by reference to Exhibit 10.4 to SciPlay Corporation’s Current Report on Form 8-K filed on October 23, 2023.

107*	Filing Fee Table

* Previously filed

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 23, 2023.

SCIPLAY CORPORATION

By:	/s/ Joshua J. Wilson
Name:	Joshua J. Wilson
Title:	Chief Executive Officer

LIGHT & WONDER, INC.

By:	/s/ James Sottile
Name:	James Sottile
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

LNW SOCIAL HOLDING COMPANY I, LLC

By:	LNW Social Holding Company II, LLC, its sole member

By:	Light and Wonder International, Inc., its sole member

By:	/s/ James Sottile
Name:	James Sottile
Title:	Treasurer and Secretary

LNW SOCIAL HOLDING COMPANY II, LLC

By:	Light and Wonder International, Inc., its sole member

By:	/s/ James Sottile
Name:	James Sottile
Title:	Treasurer and Secretary

LIGHT AND WONDER INTERNATIONAL, INC.

By:	/s/ James Sottile
Name:	James Sottile
Title:	Treasurer and Secretary